Mail Stop 3561

February 26, 2010

Robert Rosner
Chief Executive Officer
Wataire International, Inc.
21900 Burbank Blvd., 3rd Floor
Woodland Hills, California 91367

> **Re: Wataire International, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14A**
> **Filed January 28, 2010**
> **File No. 000-49955**

Dear Mr. Rosner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your preliminary information statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you have filed a revised proxy statement on Schedule 14A and yet on EDGAR this submission has been filed as a Schedule 14C. Your cover letter also refers to Schedule 14C. Please confirm that you will file future amendments on Schedule 14A (tagged as "PRER14A") or tell us why you believe this form is inappropriate.

2. Please update the financial information you have presented to reflect information as of your most recently-completed quarter, December 31, 2009.

Principal Stockholders, page 2

3. We note your response to comment one in our letter dated December 29, 2009. Please confirm that Mr. Rosner will file an amended Schedule 13D if and when the number of authorized shares is increased.

4. We note your response to comment three in our letter dated December 29, 2009. Please disclose this information in your beneficial ownership table.

Proposal No. 1, page 3

5. We note your response to comment six in our letter dated December 29, 2009. Please explain how you arrived at the 30,543,100 shares you disclose here. In this regard, prior comment six references 32,500,000 shares so it is unclear why you are disclosing a different amount. Note that your response to this comment also impacts the tabular disclosure you provide in response to prior comment eight with respect to the total possible number of shares of common stock underlying the convertible notes.

6. Please disclose in your proxy statement your responses to comments seven through 10 in our letter dated December 29, 2009. Please incorporate any changes you make to those responses as a result of the comments issued in this letter.

7. We note your response to comment seven in our letter dated December 29, 2009 and we reissue the comment in part. Please provide disclosure of the terms of the payment identified in the table. In this regard, it would appear that you should have received $325,000 in gross proceeds, however, you indicate in your response that your gross proceeds were $304,534.

8. Your response to prior comment eight in our letter dated December 29, 2009 in the column entitled "Total Possible Shares the Holders of the Convertible Notes May Receive" is unclear and, as a result, we are also unable to determine how you arrived at the amount disclosed in the column entitled "Total Possible Discount to Market Price." Please revise or advise.

9. We note your response to comment nine in our letter dated December 29, 2009 and we reissue the comment. Footnote two of the beneficial ownership table indicates that Mr. Rosner holds warrants expiring September 30, 2014 to purchase an aggregate of 7,500,000 shares of common stock at an exercise price of $.01 per share and, according to your Form 8-K filed September 18, 2009, it appears that these warrants were issued as part of the September 2009 private placement. Please revise your disclosure to provide the information requested in prior comment nine.

10. We note your response to comment 10 in our letter dated December 29, 2009 and we reissue the comment in part. Please disclose the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities, such as the Preferred Stock, of the issuer that are disclosed in response to prior comments comment 8 and comment 9. Please also provide disclosure –

as a percentage – of the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible notes divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the respective terms of the convertible notes.

Form 8-K filed January 15, 2010

11. We note your response to comment 11 in our letter dated December 29, 2009 and we re-issue the comment in part. It does not appear that you have filed as an exhibit the form of warrant. Please revise your Form 8-K to file the form of warrant as an exhibit; in doing so, please ensure that your exhibits are filed as separate submissions, as opposed to including them in the text of the Form 8-K itself.

******

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

Cc: Mike Page, Esq.
    Via facsimile to (202) 457-1678